UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 001-13268

(Check one):	/X/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form 10-D	/ / Form N-SAR	/ / Form N-CSR

	For Period Ended:	December 31, 2008

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________________________________________________________

Read Instructions Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

PART I — REGISTRANT INFORMATION

Aspyra, Inc.
Full Name of Registrant

Creative Computer Applications, Inc.
Former Name if Applicable

26115-A Mureau Rd.
Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 within the prescribed time period because of unanticipated delays in the collection of certain final agreement amendments and the completion of the Company’s impairment analysis in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” necessary for the completion of the Registrant’s audited financial statements for the year ended December 31, 2008 without unreasonable effort or expense.  The Registrant expects to file its Annual Report on Form 10-K including the related financial statements on or prior to April 15, 2009 within the 15 calendar day period provided by Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anahita Villafane, CFO	818	880-6700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/ Yes			/ / No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes			/ / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspyra, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2009	By	/s/ Anahita Villafane
Chief Financial Officer

PART IV — OTHER INFORMATION

(3)
As of the date of this Form 12b-25, the Registrant’s financial statements for the fiscal year ended December 31, 2008 have not been completed due to the reasons stated above, but it is anticipated that these financial statements will report a significant change in the Registrant’s earnings statement compared to 2007.  The Registrant expects to report a change in its results of operations and a net loss of approximately $4.6 million in its fiscal year ended December 31, 2008, subject to any adjustments related to the impairment analysis in accordance with SFAS No. 142, compared to a net loss of approximately $5.0 million for the fiscal year ended December 31, 2007.  The loss is primarily attributable to a decrease in sales partially offset by lower costs as a result of actions taken in the first quarter of 2008 to reduce personnel and other expenses.

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